UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35136 / February 21, 2024

In the Matter of

Golub Capital BDC Inc.
Golub Capital BDC 3, Inc.
Golub Capital Direct Lending Corp.
Golub Capital BDC 4, Inc.
Golub Capital Direct Lending Unlevered Corp.
Golub Capital Private Credit Fund
GC Advisors, LLC
Golub Capital LLC
GC Investment Management LLC
GC OPAL Advisors LLC
OPAL BSL LLC (Management Series)
Golub Capital Partners 9, L.P.
Golub Capital Partners 10, L.P.
Golub Capital Partners 12 Feeder Fund, L.P.
Golub Capital Partners 12, L.P.
Golub Capital Partners 14, L.P.
Golub Capital Partners International 9, L.P.
Golub Capital Partners International 10, L.P.
Golub Capital Partners International 12, L.P.
Golub Capital Partners International 14, L.P.
Golub Capital Partners International Rollover Fund 2, L.P.
Golub Capital Partners Private Credit Trust
Golub Capital Partners Rollover Fund 2, L.P.
Golub Capital Partners TALF 2020-1, L.P.
GPCT Holdings 1, L.P.
Golub Capital Pearls Direct Lending Program, L.P.
OPAL BSL LLC (EU Origination Series)
OPAL BSL LLC (Retention Series)
Golub Capital International Ltd.
GEMS Fund, L.P.
GEMS Fund 4, L.P.
GEMS Fund 5 International, L.P.
GEMS Fund 5, L.P.
Golub Capital Partners ABS Funding 2019-1, L.P.
Golub Capital Partners ABS Funding 2020-1, L.P.
Golub Capital Partners ABS Funding 2021-1, L.P.

Golub Capital Partners ABS Funding 2021-2
Golub Capital Partners ABS Funding 2022-1
Golub Capital Partners CLO 16(M)-R2, L.P.
Golub Capital Partners CLO 17(M)-R, Ltd.
Golub Capital Partners CLO 18(M)-R2
Golub Capital Partners CLO 19(B)-R2, Ltd.
PEARLS IX, L.P.
PEARLS X, L.P.
Golub Capital Partners CLO 21(M)-R, Ltd.
Golub Capital Partners CLO 22(B)-R, Ltd.
Golub Capital Partners CLO 23(B)-R, Ltd.
Golub Capital Partners CLO 24(M)-R, Ltd.
Golub Capital Partners CLO 25(M)-R, Ltd.
Golub Capital Partners CLO 26(B)-R, Ltd.
Golub Capital Partners CLO 28(M)-R, L.P.
Golub Capital Partners CLO 30(M)-R
Golub Capital Partners CLO 31(M)-R, Ltd.
Golub Capital Partners CLO 33(M)-R2, L.P.
GCP Finance 2 L.P., GCPF 7 Loan Funding A L.P.
Golub Capital Partners CLO 34(M)-R, Ltd.
GC International Ladder Ltd.
Golub Capital Partners CLO 35(B), Ltd.
Golub Capital Partners CLO 36(M), Ltd.
Golub Capital Partners CLO 37(B), Ltd.
Golub Capital Partners CLO 38(M), Ltd.
GCP International Tranches Ltd.
GCP Master Holdings, LP
GDLC Feeder Fund, L.P.
GCP Finance 5 L.P.
GCP Finance 6 L.P.
GCP Finance 7 L.P.
GCP Finance 8 L.P.
GCP Finance 9 L.P.
GCP Finance L.P.
Golub Capital Partners 11, L.P.
Golub Capital Partners International 11, L.P.
Golub Capital Partners 11 Rollover Fund, L.P.
GC Finance Operations Multicurrency Trust
Golub Capital Partners CLO 62(B), Ltd.
Golub Capital Partners CLO 64(B), Ltd.
Golub Capital Finance Funding III Trust
Golub Capital Finance Funding IV Trust
Golub Capital Finance Funding Trust
Golub Capital Partners CLO 39(B), Ltd.
Golub Capital Partners CLO 40(B), Ltd.
Golub Capital Partners CLO 41(B)-R, Ltd.

Golub Capital Partners CLO 42(M), Ltd.
Golub Capital Partners CLO 43(B), Ltd.
Golub Capital Partners CLO 44(M), Ltd.
Golub Capital Partners CLO 45(M), Ltd.
Golub Capital Partners CLO 46(M), L.P.
Golub Capital Partners CLO 47(M), L.P.
Golub Capital Partners CLO 48(B), Ltd.
Golub Capital Partners CLO 49(M)-R
Golub Capital Partners CLO 50(B)-R, Ltd.
Golub Capital Partners CLO 51(M), L.P.
Golub Capital Partners CLO 52(B), Ltd.
Golub Capital Partners CLO 53(B), Ltd.
Golub Capital Partners CLO 54(M), L.P.
Golub Capital Partners CLO 55(B), Ltd.
Golub Capital Partners CLO 56(M)
Golub Capital Partners CLO 57(M)
Golub Capital Partners CLO 58(B), Ltd.
Golub Capital Partners CLO 59(M)
Golub Capital Partners CLO 61(M)
GBDC 3 Funding II LLC
GBDC 3 Funding LLC
GBDC 3 Holdings Coinvest, Inc.
GBDC 3 Holdings ED Coinvest, Inc.
GBDC Holdings Coinvest, Inc.
GBDC Holdings ED Coinvest, Inc.
GBDC Quick Quack Coinvest LLC
GBDC3 Quick Quack Coinvest LLC
GBDC3F Loan Subsidiary A LLC
GCBH 3 North Haven Stack Buyer Coinvest, Inc.
GCIC CLO II Depositor LLC
GCIC CLO II LLC
GCIC Funding LLC
GCIC Holdings LLC
GCIC North Haven Stack Buyer Coinvest Inc.
GCIC Quick Quack Coinvest LLC
GDLC Funding LLC
GDLC Holdings LLC
GDLC Holdings Coinvest Inc.
Golub Capital 3 Holdings LLC
Golub Capital BDC 3 ABS 2022-1 Depositor LLC
Golub Capital BDC 3 ABS 2022-1 LLC
Golub Capital BDC 3 CLO 1 Depositor LLC
Golub Capital BDC 3 CLO 2 Depositor LLC
Golub Capital BDC 3 CLO 2 LLC
Golub Capital BDC 3 CLO 1 LLC
Golub Capital BDC CLO 2014 LLC

Golub Capital BDC CLO III Depositor LLC
Golub Capital BDC CLO III LLC
Golub Capital BDC Holdings LLC
Golub Capital 4 Holdings LLC
Golub Capital BDC 4 Funding LLC
Golub Capital 4 Holdings Coinvest, Inc.
Golub Capital Direct Lending Unlevered Holdings LLC
Golub Capital Direct Lending Unlevered Holdings Coinvest, Inc.
GCRED Holdings, LLC
GCP HS Fund
GCPF 1 Loan Funding F, L.P.
Golub Capital Partners CLO 60(B), Ltd.
Golub Capital Strategic Partners Fund 1, L.P.
Golub Capital Strategic Partners Fund 2, L.P.
Golub Capital Partners Short Duration 2022-1
Golub Emerald Fund, L.P.
Golub Sapphire Fund, L.P.
GEMS Fund 6, L.P.
GEMS Fund 6 International, L.P.
GCP Finance 11 L.P.
GCP SG Warehouse 2022-1
Golub Capital Partners CLO 66(B), LLC
Golub Capital Partners 15, L.P.
Golub Capital Partners International 15, L.P.
GEMS Fund 6 International Feeder, L.P.
Golub Capital Finance Funding Repo NW
Golub Capital Finance Funding CLO NW
Golub Capital Finance Funding V Trust
GCP CLO Warehouse BARC 2023-2, Ltd.
Golub Capital Coinvestment LP
Golub Capital Partners CLO 66(B), Ltd.
Golub Capital Partners CLO 67(M)
Golub Capital Partners CLO 68(B) Ltd.
Golub Capital Partners ABS-Funding 2023-1

200 Park Avenue, 25th Floor
New York, NY 10166

(812-15431)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Golub Capital BDC Inc., et al. filed an application on January 30, 2023, and an amendment to the application on July 26, 2023, requesting an order under sections 17(d) and 57(i) of the

Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On January 25, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35114). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Golub Capital BDC Inc., et al. (File No. 812-15431) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                                          Sherry R. Haywood,
                                          Assistant Secretary